Exhibit 99.156

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Thirteen Weeks ended May 1, 2021

Dated June 14, 2021

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. and its wholly-owned subsidiaries (“Fire & Flower” or “FFHC” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the thirteen weeks ended May 1, 2021 and May 2, 2020 (“Q1 2021” and “Q1 2020”, respectively).

The information in this MD&A is current as of June 14, 2021 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the thirteen weeks ended May 1, 2021 and May 2, 2020 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the fifty-two weeks ended January 30, 2021 (the “2020 Annual Financial Statements”, and together with the Interim Financial Statements, collectively referred to as the “Financial Statements”). The Financial Statements referenced above have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the IFRS Interpretations Committee for all periods presented.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”) as of June 14, 2021.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

The Financial Statements and the Company’s most recent annual information form (“2020 AIF”) are filed on www.sedar.com. Additional information about the Company can also be found on www.sedar.com.

ACCOUNTING PERIODS

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is January 29, 2022 (“FY 2021”) and January 30, 2021 (“FY 2020”), for the current and prior year period presented in this MD&A, respectively.

Each quarterly interim period for the current and prior fiscal year consists of thirteen weeks.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and the documents incorporated by reference in this MD&A, may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

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These forward-looking statements include, among other things, statements relating to:

●	the performance of the Company’s business and operations;
●	the expected timing and cost of the Company’s business objectives and milestones;

●	the intention to grow the business, operations and potential activities of the Company;
●	the competitive conditions of the cannabis industry;
●	the intended expansion of the Company’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;
●	the applicable laws, regulations and any amendments thereof;
●	the competitive and business strategies of the Company;
●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;
●	the intention of the Company to complete any offering of securities;
●	the intention of the Company to make certain elections;
●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Company.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Company’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Company’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Company and the expected size of and pricing of products in the recreational market; (h) expectations with respect to the renewal and/or extension of the Company’s licences and permits; (i) capital cost of the Company’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Company’s ability to comply with applicable governmental regulations and standards; (n) the Company’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Company; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Company’s business, financial position or results of operations.

The Company believes that the expectations reflected in those forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward- looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Company and made by the Company’s directors, officers and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company’s principal business focuses on building an independent retail chain that offers cannabis products and accessories to the adult-use recreational market in provinces that permit the private retail sale of cannabis. The Company is led by experienced cannabis entrepreneurs and retail professionals, and operates as a trusted, independent link between Canada’s top Licensed Producers (as defined in the Cannabis Act) and the adult-use recreational cannabis market. The Company operates licensed cannabis retail stores in various provinces and territories in Canada.

The Company’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), made a strategic investment in the Company (the “Strategic Investment”) and received convertible debentures (the “ACT Debentures”) and warrants (the “ACT Warrants”). Pursuant to the terms of the Strategic Investment, ACT acquired the right, but not the obligation, to acquire that number of Common Shares that may result in ACT holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures and ACT Warrants are converted and exercised, respectively, in full. As of the date of this MD&A, ACT held 19.9% of the issued and outstanding Common Shares.

On February 16, 2021, the Company announced filing the initial application to list its common shares on the Nasdaq Stock Market (the “Nasdaq”). The Nasdaq listing remains subject to the review and approval of the Company’s listing application and the satisfaction of all applicable listing and regulatory requirements.

The Company’s material wholly-owned subsidiaries are Fire & Flower Inc. (“FFI”), Hifyre Inc. (“Hifyre”), 10926671 Canada Ltd. (operating as Open Fields Distribution), 11180703 Canada Ltd, and Friendly Stranger Holdings Corp. (“Friendly Stranger” or “FSHC”).

The Company’s head office, registered office and records office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8.

Description of the Business

The Company’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™ retail platforms and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company’s proprietary Hifyre™ Digital Retail and Analytics Platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiaries FFI and Friendly Stranger, holds licences to eighty-three (83) cannabis retail stores, operates eighty-three (83) cannabis retail stores and four (4) accessory stores.

At each of its operational stores, the Company (through its displays and in-store cannabis experts known as “cannistas”) educates customers on products. The Company has developed its own proprietary training program and resources. For example, cannistas are trained to engage with retail customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, edibles, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

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The Company’s retail experience model is designed to recommend the appropriate products for its customers. The retail platform uses the Hifyre™ Digital Retail and Analytics Platform to determine the most frequently purchased and positively reviewed products for each consumer segment. The retail experience is designed to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. Training and recommendations are made in accordance with all applicable regulations.

To ensure minors do not access and are not exposed to cannabis products, the Company follows the required identification process in each of the provinces in which stores operate to ensure that young persons are not able to enter the store or purchase products, and age verification safeguards on its website. The Company’s operating procedures have been created and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to promotion, selling to minors, storage of cannabis products and limits on purchases of cannabis.

The Company’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario, Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists, and the Company engages directly with Licensed Producers. Pricing for cannabis products purchased by the Company for sale in its cannabis retail stores in Alberta, Manitoba, Ontario, British Columbia and the Yukon Territory is set by the provincial/territory regulator.

In FY 2020, the Company acquired all of the shares of Friendly Stranger, which directly and indirectly holds Retail Operator Licences (“ROL”) and Retail Store Authorizations (“RSA”) (as such terms are defined in the Cannabis Licence Act (Ontario)) to operate cannabis retail stores in Ontario under the Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. The Company intends to continue operating these brands and has transitioned operational procedures and technology systems onto FFI’s best practices including the Hifyre™ Digital Retail and Analytics Platform.

The following table sets out the Company’s current retail operations, including acquisitions, across Canada as at the date of this MD&A:

As of the date of this MD&A:	Accessories only	Cannabis
Province/ Territory	Stores in Operation (1)	Directly Owned Licence(s)	Stores Owned & Operated (1)
Alberta	0	40	40
Saskatchewan	0	9	9
Manitoba	0	2	2
Yukon Territory	0	1	1
Ontario	4 (2)	29	29	(3)
British Columbia	0	2	2
Total	4	83	83

(1) Reflects licensed stores that have been operating as at the date of this MD&A, and is exclusive of sites that are in the process of being licensed and sites under construction. The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.

(2) Friendly Stranger-branded stores which sell exclusively cannabis accessories.

(3) Includes 14 stores operating under the Fire & Flower™ banner, 10 stores operating under the Friendly Stranger™ banner, 4 stores operating under the Happy Dayz™ banner and 1 store operating under the Hotbox™ banner.

During the prior fiscal year, the Company focused its expansion in the Ontario market by way of the acquisition of various cannabis retail stores, including the acquisition of Friendly Stranger described above. The operation of such acquired stores have been assumed by FFI or Friendly Stranger, as applicable, via legal entity consolidation. Details of all such acquisitions are described in the 2020 AIF.

Subsequent to the end of the fiscal quarter ended May 1, 2021, the Company opened four additional locations including its first two locations in British Columbia and expects to continue to expand operations in that province. The Company anticipates being able to grow both organically as well as through acquisition in the future.

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During the fiscal year 2020 and thus far during fiscal year 2021, COVID-19 resulted in governments reinstating stricter emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The impact of COVID-19 on the Company’s operations and the measures taken to address the associated challenges are described under “Q1 2021 and Recent Highlights – COVID-19”.

Distribution Platform

The Company, through Open Fields Distribution (“Open Fields”), also operates a cannabis wholesale business in Saskatchewan under a cannabis wholesale permit issued by the Saskatchewan Liquor and Gaming Authority (“SLGA”). Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s retail stores and third-party independent retailers in Canada. Sales to third-party retailers provides the Company with additional revenue and margin opportunities and includes fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories and ancillary products purchased by Open Fields for re-sale through the Company’s retail stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre is able to facilitate the retail business’ delivery of a highly personalized customer experience. This allows customers to not only find the products they want but helps the Company suggest items the customer may enjoy.

The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behaviour and market dynamics. In September of 2019, Hifyre launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help the Company better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service.

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre IQ which is subscribed to by a significant number of Canadian licensed producers, equity research analysts and a variety of customers in business, finance, banking and consulting. Hifyre has also launched a digital advertising offering, Hifyre Reach, which uses the Company’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing sector.

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Q1 2021 AND RECENT HIGHLIGHTS

Financial and Operational Summary

(in thousands of dollars, except per share information and as otherwise noted)	Q1 2021		Q4 2020	Q1 2020
	May 1,		January 30,	May 2,
	2021		2021	2020
Financial Highlights
Revenue		$44,084	43,219	23,122
Gross profit		$16,518	16,429	7,535
Loss from operations		$(3,490)	(4,847)	(9,688)
Adjusted EBITDA (1)		$2,307	3,455	(1,410)
Net loss and comprehensive loss		$(61,598)	(11,417)	(12,738)
Net loss per share, basic		$(0.21)	$(0.05)	(0.08)
Net loss per share, diluted		$(0.21)	$(0.05)	(0.08)

Operating Highlights
Gross margin percentage	%	37.5%	38.0%	32.6%
Number of corporate-owned cannabis stores open - beginning of period	#	73	54	44
Number of corporate-owned cannabis stores open - end of period	#	79	73	48
Growth (decrease) in same-store sales (2)%		18%	46%	-22	%(3)
Same-store count for period(2)	#	45	41	14	(3)

Balance Sheet Data
Cash & cash equivalents		$32,744	30,613	48,658
Total assets		$221,514	213,382	169,259
Non-current liabilities		$100,064	149,416	65,091
Debentures, loans, and conversion option derivatives		$5,491	72,466	59,912
Debenture and loans principal amount outstanding		$4,711	57,756	72,958

(1) Refer to the “Non-IFRS Measures” section for further details and reconciliation to the Company’s IFRS measures.

(2) The Company previously disclosed same-store sales based on stores that were operating at the beginning of the current period and have been operating during the full comparison quarterly or fiscal year-to-date period. The Company now calculates same-store sales for stores operating in the current fiscal period relative to the revenue generated by those stores in the comparative weeks of the prior period. The updated measure captures a more fulsome view of the store network’s period-over-period trends by including stores operating for a portion of the comparison period. Refer to “Results from Operations – Revenue” for commentary.

(3) The Company believes the sales during Q1 2020 and in the fiscal quarter ended May 4, 2019 (“Q1 2019”) are not comparable primarily due to limited competition driven by a limited number of available cannabis retailer licences in Alberta during Q1 2019. Alberta had approximately seventeen (17) operating stores in Q1 2019, of which twelve (12) were operated by the Company, compared to over four hundred (400) stores in Q1 2020.

Performance Highlights

●	Revenue of $44.1 million during the thirteen weeks ended May 1, 2021 (May 2, 2020: $23.1 million).
●	Positive Adjusted EBITDA of $2.3 million during the thirteen weeks ended May 1, 2021 (May 2, 2020: negative Adjusted EBITDA of $1.4 million).
●	Net loss of $61.6 million during the thirteen weeks ended May 1, 2021 (May 2, 2020: net loss of $12.7 million).
●	Same-store sales increase of 18% for forty-five (45) stores in operation during comparable period in Q1 2020 (May 2, 2020: -22% for fourteen (14) stores in operation in Q1 2019).
●	Revenue increase of 2% quarter-over-quarter, from $43.2 million in Q4 2020 to $44.1 million in Q1 2021. Quarter-over-quarter revenue maintained under extended COVID-19 lockdown conditions in the provinces of Ontario and Alberta as well as increased competition in both provinces.
●	As at May 1, 2021, owned and operated seventy-nine (79) cannabis stores under four distinct retail banners. As of the date of this MD&A, owned and operating eighty-three (83) cannabis stores.
●	During Q1 2021, converted $53.0 million principal amount of the Company’s convertible debentures. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding.
●	During Q1 2021, entered into strategic agreements with retail operators and analytics platforms in the United States (“U.S.”) to license the Company’s brand, store operating system, and retail/analytics platform.
●	On February 11, 2021 completed an At-the-Market equity program (“ATM Program”) for total net proceeds of $14.7 million, with $7.6 million received in Q1 2021.

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The U.S. Market

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the U.S., specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

On March 10, 2021, Hifyre entered into a strategic license agreement with BDS Analytics Inc. (“BDSA”) pursuant to which Hifyre’s Canadian digital retail and analytics will be incorporated in BDSA’s existing online US-based market research platform and BDSA’s U.S. consumer data will be incorporated into Hifyre’s existing digital retail and analytics platform.

Acquisitions

On April 13, 2021, the Company entered into an asset purchase agreement (the “Sarnia APA”) with a Canadian partnership to acquire all of the assets related to the operation of a cannabis retail store located in Sarnia, Ontario. Such retail store has received an RSA. Concurrently with the execution of the Sarnia APA, the Company entered into a consulting services agreement, pursuant to which it will receive fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non- exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the acquisition. The acquisition is expected to be completed in September 2021, subject to the relevant regulatory requirements being met and approvals being obtained from the Alcohol and Gaming Commission of Ontario (“AGCO”).

On June 11, 2021, the Company entered into an asset purchase agreement (the “Orangeville APA”) with a sole proprietor to acquire all of the assets related to the operation of a cannabis retail store located in Orangeville, Ontario. Such retail store has received an RSA. Concurrently with the execution of the Orangeville APA, the Company entered into a consulting services agreement to provide (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the acquisition. Pursuant to the terms of the Orangeville APA, the Company will issue 88,386 Common Shares in the capital of the Company to the vendor as partial consideration for the acquisition, subject to receipt of approval from the TSX. The acquisition is expected to be completed in September 2021, subject to the relevant regulatory requirements being met and approvals being obtained from the AGCO.

Financings

At-the-Market Offering

On December 3, 2020, the Company announced it has established an ATM Program, under which the Company was authorized to issue and sell up to $15 million of Common Shares from treasury to the public. The Company completed the ATM Program on February 11, 2021, for total net proceeds of $14.7 million and issued 16,568,400 Common Shares, with $7.6 million net proceeds received in Q1 2021. The net proceeds from the program will be used for general corporate purposes, working capital needs and capital expenditures.

Settlement of convertible debentures

On March 11, 2021, the Company converted $23.6 million of the ACT Debentures principal, plus accrued and unpaid interest thereon, with $2.4 million in principal remaining outstanding as of the date of this MD&A. For the conversion, 31,932,547 Common Shares were issued.

During Q1 2021, certain debentures, originally issued by way of two private placements led by Green Acre Capital and completed on April 28, 2020 (the “April 2020 Debentures”), with principal, plus accrued and unpaid interest thereon, outstanding of $29.4 million were fully converted and settled and 61,091,318 Common Shares were issued for the conversion.

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Nasdaq Listing

On February 16, 2021, the Company filed the initial application to list its Common Shares on the Nasdaq. The listing remains subject to the review and approval of the Company’s application and the satisfaction of all applicable listing and regulatory requirements.

In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share. The ratio and timing of any future share consolidations will require approval by the Board of Directors and will be subject to TSX approval. The future share consolidation(s) would need to occur no later than June 9, 2022.

COVID-19

In November 2020 and April 2021, the Government of Ontario announced lockdowns through Ontario, in efforts to combat COVID-19. The government made Ontario Regulation 654/20 allowing cannabis retail stores in the province to continue to operate via curbside pick-up and delivery. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Company’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores in certain regions.

Since the outset of the pandemic in March 2020, the Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pick-up and delivery options in Saskatchewan and Ontario. Although the Company has been able to continue to carry on business in all provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

See the “Results of Operations” section below for a discussion on the Q1 2021 operating results.

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RESULTS OF OPERATIONS

The following table sets out the summary consolidated financial information for the periods indicated and have been derived from the Interim Financial Statements.

(in thousands of dollars, except per share amounts)	Thirteen Weeks Ended
Statement of Loss and Comprehensive Loss	May 1, 2021 ($)	May 2, 2020 ($)	$ Change % Change
Revenue	44,084	23,122	20,962 91%
Cost of goods sold	27,566	15,587	11,979 77%
Gross profit	16,518	7,535	8,983 119%
Expenses
General and administrative	13,679	8,861	4,818 54%
Share-based compensation	532	698	(166) -24%
Marketing and promotion	910	176	734 417%
Acquisition and business development costs	411	184	227 123%
Depreciation & amortization	4,329	3,025	1,304 43%
Impairment expense, net	-	880	(880) -100%
Impairment of ROU assets, net of lease liabilities remeasurement	-	3,399	(3,399) -100%
Restructuring charges	147	-	147 100%
Total Expenses	20,008	17,223	2,785 16%
Loss from operations	(3,490)	(9,688)	6,198 -64%
(Loss) gain on revaluation of derivative liability	(54,110)	3,616	(57,726) -1596%
Interest income	38	61	(23) -38%
Finance costs	(3,349)	(6,727)	3,378 -50%
Other expenses	(57,421)	(3,050)	(54,371) 1783%
Total loss before tax	(60,911)	(12,738)	(48,173) 378%
Income taxes, net	(687)	-	(687) 100%
Net loss and comprehensive loss	(61,598)	(12,738)	(48,860) 384%
Net loss per share, basic	$(0.21)	$(0.08)	($0.13) 163%
Net loss per share, diluted	$(0.21)	$(0.08)	($0.13) 163%

NM – Not Meaningful

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Non-IFRS Financial Measures

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be fully comparable to similar measures presented by other companies. Management defines Adjusted EBITDA as the income (loss) for the period, as reported, before income taxes and other expense (income) items such as finance costs, finance income, gains and losses related to derivative liability revaluations and debt extinguishments, and adjusted for share-based compensation, depreciation and amortization, impairment expense, impairment of right-of-use (“ROU”) assets net of lease liabilities remeasurement, restructuring charges, acquisition and business development activities, and professional fees associated with financing activities.

The above measure is different from the Adjusted EBITDA measure disclosed in prior periods, where the Company previously included lease liability cash payments as disclosed in accordance with IFRS 16 “Leases” accounting standards. The updated measure reflects the Company’s new approach to analyzing the consolidated operating performance across the business lines. The Company believes the updated definition is a more useful measure to assess performance as it provides meaningful operating results and facilitates period-to- period operating comparisons. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results, or as a substitute for cash flows from operating activities.

A reconciliation of net loss to Adjusted EBITDA is presented below:

	Thirteen weeks ended
	Q1 2021	Q1 2020
(in thousands of dollars)	May 1, 2021 ($)	May 2, 2020 ($)
Net loss and comprehensive loss – as reported	(61,598)	(12,738)
Loss (gain) on revaluation of derivative liability	54,110	(3,616)
Interest income	(38)	(61)
Finance costs	3,349	6,727
Income taxes, net	687	-
Share-based compensation	532	698
Acquisition and business development costs	411	184
Depreciation & amortization	4,329	3,025
Professional fees related to financing activities	378	92
Impairment expense, net	-	880
Impairment of ROU assets, net of lease liabilities remeasurement	-	3,399
Restructuring charges	147	-
Adjusted EBITDA	2,307	(1,410)

Lease liability payments during the thirteen weeks ended May 1, 2021 were $2.2 million (May 2, 2020: $1.3 million).

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Thirteen Weeks ended May 1, 2021 Compared to Thirteen Weeks ended May 2, 2020

Net and comprehensive loss for the thirteen weeks ended May 1, 2021 was $61.6 million or $0.21 loss per share compared to $12.7 million net loss or $0.08 loss per share for the thirteen weeks ended May 2, 2020. The increase of $48.9 million in net and comprehensive loss was principally due to $57.7 million net increase in losses on revaluation of derivative liabilities, offset by decrease in loss from operations of $6.2 million and decrease in financing costs of $3.4 million. The decrease in loss from operations of $6.2 million was primarily due to an increase in gross profit of $9.0 million in Q1 2021 and lower impairment charges in Q1 2021 of $4.1 million offset by increases in Q1 2021 in general and administrative and marketing and promotion expenses of $5.6 million, and depreciation and amortization charges of $1.3 million.

Revenue

Revenues (in thousands of dollars)	Retail	Wholesale distribution	Digital platform	Consolidated
Thirteen weeks ended May 1, 2021	33,619	7,628	2,837	44,084
Thirteen weeks ended May 2, 2020	18,449	3,867	806	23,122
Increase $	15,170	3,761	2,031	20,962
Increase over comparative period %	82.2%	97.3%	252.0%	90.7%
Thirteen weeks ended January 30, 2021 (Q4 2020)	33,156	7,002	3,061	43,219
Increase over Q4 2020 $	463	626	(224)	865
Increase over Q4 2020%	1.4%	8.9%	-7.3%	2.0%

Retail revenue

Retail revenue for the thirteen weeks ended May 1, 2021 was $33.6 million as compared to $18.4 million for the thirteen weeks ended May 2, 2020. Retail revenue was higher as a result of an expanded retail network and increase in comparable store sales (discussed further below). The Company had seventy-nine (79) stores in operation at the end of Q1 2021 compared to forty-eight (48) stores at the end of Q1 2020.

Retail revenue increased 1.4% from Q4 2020, while operating store count grew from seventy-three (73) to seventy-nine (79) stores. The marginal increase was a function of increased competition in Alberta and Ontario combined with extended COVID-19 lockdown conditions in these provinces. These provinces account for sixty-eight (68) stores in the Company’s retail network. In Ontario, the extended lockdowns resulted in reduced foot traffic which affected the ability of newer stores in the network to build local presence and increase customer bases.

Same-store retail sales

Same-store sales is the comparison of sales of stores that are operating during the period relative to the sales generated by those stores in the comparative weeks of the prior period.

The Company had forty-five (45) stores with operations in the thirteen weeks of Q1 2021 and Q1 2020. For the forty-five (45) stores, sales grew 18% in Q1 2021. The growth in same-store sales is primarily driven by increased customer engagement attributable to the Spark Perks™ membership base.

Wholesale distribution revenue

Wholesale distribution revenue increased $1.5 million or 97.3% compared to Q1 2020, as growth in the Saskatchewan market continues to open up with more retailers sourcing inventory from Open Fields and growth of cannabis 2.0 products. Revenue increased $0.6 million or 8.9% sequentially from Q4 2020. Improved supply from key distribution partners, new vendor partnerships, and conversion from legacy market were key drivers of this improvement.

Digital platform revenue

Digital platform revenue increased $2.0 million or 252% compared to Q1 2020 as the Company continues to monetize the Hifyre™ Digital Retail and Analytics Platform. Digital platform revenue decreased $0.3 million sequentially from $3.1 million at Q4 2020 to $2.8 million at Q1 2021.

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Gross Profit

Gross Profit (1) (in thousands of dollars)	Retail	Wholesale distribution	Digital platform	Consolidated
Thirteen weeks ended May 1, 2021	12,222	1,459	2,837	16,518
Thirteen weeks ended May 2, 2020	5,936	793	806	7,535
Increase $	6,286	666	2,031	8,983
% of net sales - Thirteen weeks ended May 1, 2021	36.4%	19.1%	100.0%	37.5%
% of net sales - Thirteen weeks ended May 2, 2020	32.2%	20.5%	100.0%	32.6%
Thirteen weeks ended January 30, 2021 (Q4 2020)	11,921	1,447	3,061	16,429
% of net sales - Thirteen weeks ended January 31, 2021 (Q4 2020)	36.0%	20.7%	100.0%	38.0%

(1) Sales between segments are made at prices that approximate market prices. Gross profit by segment presented in table is adjusted for inter-segment profit eliminations.

Gross profit for the thirteen weeks ended May 1, 2021 was $16.5 million or 37.5% of the corresponding revenue (May 2, 2020 - $7.5 million or 32.6%). The increase in gross profit dollars is attributable to growth across all business segments. The increase in gross profit percentage is primarily due to the higher gross profit percentage for the retail business in the quarter and higher gross profit dollars contribution from the digital platform business. Gross profit dollars for Q1 2021 was flat compared to Q4 2020 as quarter-over-quarter revenue was maintained. Gross profit percentage had a similar trend, and declined a marginal 0.5% sequentially from Q4 2020, driven by lower gross profit percentage in the wholesale business and lower contribution margin dollars of $0.3 million from the digital platform business.

Retail gross profit

Retail gross profit for the thirteen weeks ended May 1, 2021 was $12.2 million or 36.4% of revenue compared to $5.9 million or 32.2% of revenue for the thirteen weeks ended May 2, 2020. Gross profit dollars increased due to the expanded store network. The gross profit percentage improved due to improved assortment of product resulting in reduced discounting in the current quarter and the addition of higher margin cannabis 2.0 products into the sales mix.

Gross profit dollars increased by $0.3 million from Q4 2020 to $12.2 million at Q1 2021 and was impacted by increased competition. Gross profit percentage was maintained quarter-over-quarter, with a marginal increase from Q4 2020.

Wholesale gross profit

Wholesale gross profit for the thirteen weeks ended May 1, 2021 was $1.5 million or 19.1% of revenue compared to $1.1 million or 20.5% of revenue for the thirteen weeks ended May 2, 2020. Gross profit dollars increased as a result of higher revenue, while gross profit percentage declined due to competitive wholesale pricing pressures while the Company increased margin contribution dollars.

Gross profit dollars stayed flat sequentially from Q4 2020, while gross profit percentage declined 1.6%. In Q1 2021, continued competitive pricing pressures from key distribution partners, other wholesale competition, and lower vendor support in Q1 2021 contributed to the decrease in gross profit percentage.

Expenses

For the thirteen weeks ended May 1, 2021 total expenses were $20.0 million (May 2, 2020 – $17.2 million). The increase was primarily driven by the ramp up in operating expenses as the Company continues to expand the retail network under four distinct retail banners and expanded warehouse distribution operations to support growth in the wholesale business. See below for further discussion on expenses incurred on major categories.

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General and Administration

For the thirteen weeks ended May 1, 2021, general and administrative expenses increased $4.8 million or 54%, primarily due to the following items:

●	Salaries and benefits increase of $2.9 million – primarily due to increased headcount to support revenue growth, particularly for the Company’s expansion strategy across retail that now includes four retail banners, and the online digital platform that supports the retail business.

●	Facility expenses increase of $0.9 million – primarily due to increased store count with seventy-nine (79) owned and operated stores and nineteen (19) locations in various stages of construction in Q1 2021, compared to forty-eight (48) stores and eighteen (18) construction-in-progress locations in Q1 2020.

●	Professional and consulting fees increase of $0.9 million – primarily due to increased spending on public relations advisory fees, legal and audit fees, employee recruitment fees and professional fees to support the Nasdaq listing application process.

●	Administrative expenses – this is comprised primarily of office, insurance, and information technology (“IT”) costs. Increase of $0.2 million primarily due to increased IT costs to support growth in business operations.

Marketing and promotion

For the thirteen weeks ended May 1, 2021, marketing and promotional expenses totalled $0.9 million (May 2, 2020 – $0.2 million). These expenses reflect advertising, branding development, store product marketing, industry events and expos and digital advertising. Marketing and promotional expenses for Q1 2021, are higher as a result of brand development and marketing launch initiatives for four retail banners.

Acquisition and business development costs

For the thirteen weeks ended May 1, 2021, acquisition and business development costs totalled $0.4 million (May 2, 2020 – $0.2 million). These expenditures were undertaken to support the company’s expansion strategy across the retail and digital platform business segments, including the strategic initiatives described under “Q1 2021 and Recent Highlights”.

Depreciation and amortization

For the thirteen weeks ended May 1, 2021, depreciation and amortization expenses totalled $4.3 million (May 2, 2020 – $3.0 million). The increase is primarily due to higher depreciation of property, plant and equipment and higher amortization of the right-of-use assets related to leases of a larger retail store network compared to Q1 2020. Additionally, amortization on intangibles related to licences from acquired locations that were operational during the current period but did not exist in the prior quarter also contributed to the increase.

Restructuring & impairment charges

For the thirteen weeks ended May 1, 2021, additional $0.2 million in restructuring charges were incurred and represent additional severance costs under the Company’s retail store network restructuring plan initiated late Q4 2020 (May 2, 2020 – $Nil).

For the thirteen weeks ended May 1, 2021, there were $Nil impairment charges (May 2, 2020 - $4.3 million). Comparative period impairment charges of $4.3 million primarily related to leased locations where the Company’s ability to operate or obtain retail cannabis licences were no longer probable.

Other expenses

Loss on revaluation of derivative liability

For the thirteen weeks ended May 1, 2021, the loss on revaluation of derivative liabilities was $54.1 million (May 2, 2020 - gain of $3.6 million). The derivatives are related to the conversion option liability for the April 2020 Debentures and ACT Debentures, as well as certain of the ACT Warrants that are categorized as derivative liabilities. The value is impacted by changes in the passage of time, volatility assumptions and the change in price of the underlying shares of the Company, and these inputs are described in detail under Note 7 of the Interim Financial Statements.

The increase in share price during Q1 2021 is the predominant cause of the revaluation loss during the thirteen weeks ended May 1, 2021 with 38% percent increase from $0.80 at the end of Q4 2020 to $1.10 at the end of Q1 2021. Decrease in share price was the predominant driver for the revaluation gain during the thirteen weeks ended May 2, 2020.

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Finance costs

For the thirteen weeks ended May 1, 2021, finance costs totalled $3.3 million (May 2, 2020 – $6.7 million). The $3.3 million in costs are primarily due to the interest expense on $57.8 million in convertible debentures principal, of which $53.0 million in principal was converted in March 2021. In Q1 2020, finance costs were higher due to higher interest expense on convertible debentures with principal amount of $67 million and transaction costs of $0.7 million incurred on newly issued convertible debentures in the quarter.

Income taxes

For the thirteen weeks ended May 1, 2021, the Company incurred income tax expense of $0.8 million (May 2, 2020 – $Nil) and deferred tax recovery of $0.1 million (May 2, 2020 – $Nil), primarily due to increased profitability of the Company’s digital platform and wholesale distribution business lines.

STATEMENT OF FINANCIAL POSITION

Statement of Financial Position Information (in thousands of dollars)	As at May 1, 2021	As at January 30, 2021
Cash and cash equivalents	32,744	30,613
Restricted cash	3,932	4,254
Trade and other receivables	8,982	6,248
Merchandise inventories	12,989	9,838
Deposits and other assets	7,697	6,138
Property, plant and equipment	43,688	43,355
Right-of-use assets	40,380	40,500
Intangible assets	57,235	58,570
Other assets	13,867	13,866
Total assets	221,514	213,382
Accounts payable and accrued liabilities	26,847	22,086
Debentures, loans and derivative liability	51,837	99,972
Lease liabilities	46,019	45,906
Deferred tax liability	5,359	5,451
Provisions and other liabilities	4,877	4,292
Total liabilities	134,939	177,707
Shareholders’ equity	86,575	35,675

As at May 1, 2021, the Company had total assets of $221.5 million, an increase of $8.1 million compared to $213.4 million at the end of January 30, 2021. The increase in total assets was primarily due to increase in merchandise inventory to support the operations of an expanded retail network, increase in trade and other receivables due to timing of collection of trade receivables and input tax receivables, and an increase of $2.2 million in cash and cash equivalents as described under the “Liquidity and Capital Resources” section below.

As at May 1, 2021, the Company had total liabilities of $134.9 million, a decrease of $42.3 million compared to $177.7 million at the end of January 30, 2021. The decrease in total liabilities was primarily due to the conversion and settlement of $53.0 million in principal amounts of convertible debentures which resulted in a net reduction of $48.1 million in carrying value from Q4 2020, as well as, a $4.4 million increase in accounts payable and accrued liabilities, primarily due to increased capital expenditures and operating expenses associated with an expanded retail network.

As at May 1, 2021, shareholders’ equity was $86.6 million, an increase of $50.9 million compared to $35.7 million at the end of January 30, 2021. Shareholders’ equity increased primarily due to the conversion and settlement of convertible debentures and derivative liability carrying value totalling $110.3 million, $7.6 million in net proceeds on the ATM offering, $1.5 million in interest paid in Common Shares, offset by $69.0 million increase of the accumulated deficit, which now stands at $220.2 million.

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LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at May 1, 2021, cash and short-term investments was $32.7 million (January 30, 2021: $30.6 million). At May 1, 2021, the Company had positive working capital (current assets less current liabilities) of $27.3 million (January 30, 2021 – positive $25.0 million).

On February 11, 2021, the Company completed the ATM Program for net proceeds of $7.6 million in additional funding received in Q1 2021 and a cumulative $14.7 million under the program. See “Q1 2021 and Recent Highlights” for further details on the above described financing arrangements.

During Q1 2021, the Company converted $23.6 million and $29.4 million in principal of the ACT Debentures and the April 2020 Debentures, respectively. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding. The conversions resulted in the settlement of the Company’s material debenture obligations in Q1 2021.

As at May 1, 2021, the Company has $2.3 million outstanding under a term loan facility with ATB Financial and corresponding cash collateral of $3.9 million (January 30, 2021: $2.4 million and $4.0 million, respectively). The Company has access to a $5.0 million revolving facility with ATB Financial, which is subject to an “accordion” option to increase the revolving facility by an additional $5.0 million, subject to ATB Financial’s consent and certain other customary conditions. As of May 1, 2021, the revolving facility had not been drawn on. The term loan facility is subject quarterly financial ratio covenants, which the Company was in compliance with as at May 1, 2021.

Growth is planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and has secured a majority of the leases it requires to achieve its growth for additional stores and the Company believes it has the ability to secure additional leases where required. The Company estimates that developing leases into an operating store may require capital expenditures of $0.3 million to $0.5 million depending on the size, condition and other factors related to the leased location. Such expenditures include leasehold improvements, furniture and fixtures, signage and displays and computers and equipment. As of May 1, 2021, the Company had nineteen (19) locations in various stages of construction, with capital expenditures of approximately $6.6 million remaining. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities.

The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals.

These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Company will scale back its expansion plans accordingly.

The Company recently completed financings with respect to the ATM Program, April 2020 Debentures, term loan and facilities arrangement, and warrant proceeds from the investments , demonstrate the Company’s ability to raise financing and manage capital to support growth of the business and continue the expansion of the retail network into new markets as they emerge.

As at May 1, 2021 and as of the date of this MD&A, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to ACT) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

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Cash Flow Statement

Sources and Uses of Cash	Thirteen Weeks Ended
(in thousands of dollars)	May 1, 2021 ($)	May 2, 2020 ($)
Cash provided from (used in) operations prior to changes in working capital	722	(1,774)
Changes in non-cash working capital	(670)	8,808
Cash provided by operating activities	52	7,034
Cash provided by financing activities	5,639	18,587
Cash used in investing activities	(3,560)	137
Increase in cash and cash equivalents	2,131	25,758

Operating Activities

For the thirteen weeks ended May 1, 2021, cash provided from operating activities was $0.1 million (May 2, 2020 - $7.0 million provided), and cash provided from operating activities before changes in non-cash working capital was $0.7 million (May 2, 2020 - $1.8 million used). Operating activities were affected by the net change in non-cash working capital of negative $0.7 million (May 2, 2020 - positive $8.8 million) due to the following activity in the thirteen weeks ended May 1, 2021:

●	trade and other receivables increased by $2.7 million (May 2, 2020 - $1.0 million decrease) primarily due to increases in revenue from the wholesale business and timing of collection;
●	an increase in inventory of $3.2 million (May 2, 2020 - $1.2 million increase) as the Company increases its retail network and services the increasing demand in its wholesale operations;
●	an increase in accounts payable and accrued liabilities of $6.1 million (May 2, 2020 - $7.2 million increase) due to the timing of payments and expanded business operations;
●	an increase in prepaids and deposits of $1.1 million (May 2, 2020 - $2.2 million decrease) primarily due to prepaid occupancy costs paid on the first of the calendar month; and
●	an increase in deferred revenue of $0.4 million due to the timing and recognition of digital platform revenue (May 2, 2020 - $0.03 million decrease).

Financing Activities

For the thirteen weeks ended May 1, 2021, cash provided by financing activities was $5.6 million, which was primarily driven by $7.6 million net proceeds from the ATM Program, partially offset by lease liability cash outflows of $2.2 million.

Investing Activities

For the thirteen weeks ended May 1, 2021, total cash used in investing activities was $3.6 million, and was primarily due to $3.3 million of cash used to acquire property, plant and equipment and intangible assets.

Contingencies

The Company is involved in certain claims and litigation on matters related to employment, business transactions and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by FFI of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling $8.1 million. The Company intends to vigorously defend itself against the claims made by the plaintiffs.

As of May 1, 2021, the Company has not recorded any amount related to this contingency.

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SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	May 1, 2021	January 30, 2021	October 31, 2020	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019
Total Revenue	$44,084	$43,219	$33,119	$28,593	$23,122	$16,788	$13,700	$11,080
Net and Comprehensive Income / (Loss)	$(61,598)	$(11,417)	$(25,723)	$(29,081)	$(12,738)	$(22,288)	$10,207	$(6,493)
Net Income / (Loss) Per Share – Basic(1)	$(0.21)	$(0.05)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.08	$(0.06)
Net Income / (Loss) Per Share - Diluted(1)	$(0.21)	$(0.05)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.07	$(0.06)
Adjusted EBITDA (2)	$2,307	$3,455	$1,969	$1,140	$(1,410)	$(2,672)	$(2,863)	$(3,661)

(1)	Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued, cancelled, or repurchased during the year on the basic and diluted weighted average number of common shares outstanding together with the effects of rounding.

(2)	Adjusted EBITDA for prior fiscal quarters differ from amounts disclosed in prior periods due to an update in measurement as described under “Results from Operations- Non-IFRS Measures”.

The Company has incurred operational losses over the last eight quarters as it implements and executes its strategy of becoming a successful cannabis retailer. The results of this strategy and continued growth of operations has resulted in four consecutive quarters yielding positive Adjusted EBITDA and reduced loss from operations. Net losses are also subject to the changes in the fair values and interest expense incurred on the Company’s convertible debentures and derivative liabilities. These changes are a function of market price and estimate of the Company’s share price volatility. These are further described under “Statement of Financial Position” and “Results of Operations”.

With respect to operations, the results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) the seasonal nature of the cannabis retail business, (iii) increased marketing and branding expenses related to building and growing the Company’s brands, (iv) professional and consulting fees supporting acquisitions and business development activities, (v) share-based compensation expenses increasing as stock options vest, (vi) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vii) restructuring costs, (viii) impairment charges and (ix) debt and financing costs to support the expansion of the Company’s retail platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

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OUTSTANDING SHARE DATA

As at June 11, 2021, the Company had 332,772,159 Common Shares issued and outstanding.

As at June 11, 2021, the Company had the following securities outstanding, which are exercisable for Common Shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise/ Conversion Price
Convertible ACT Debentures (1)	$2,407,415 principal amount	$0.90
Stock Options (1)	19,000,698	0.87 (1)
Restricted Share Units(1)	826,978	N/A (1)
ACT Warrants (2)	211,072,109	$0.93 - $3.00
Compensation Securities – Broker Warrants	1,355,350	$1.20
Warrants (other than ACT Warrants and Broker Warrants)	7,558,264	$1.45
Common shares reserved for issuance	450,000	-

(1)	4,517,918 stock options and 826,978 restricted share units have been approved for issuance by the Board of Directors and ratified by the shareholders of the Company on June 9, 2021.

(2)	The conversion / exercise price for these instruments are variable and not disclosed on a weighted average basis. See the 2020 AIF for terms of these instruments.

On June 1, 2021 the Company released 4,317,583 Common Shares from escrow to the former equity holders of Friendly Stranger, in final satisfaction of the consideration issued in connection with the acquisition of Friendly Stranger. Concurrently therewith, 536,786 Common Shares were cancelled and returned to the Company upon finalization of post-closing adjustments.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SUBSEQUENT EVENTS

Subsequent events are described under ““Q1 2021 and Recent Highlights” and relate to the following transactions/events that occurred after the fiscal period ended May 1, 2021:

●	Orangeville APA - agreement to acquire an additional cannabis retail store in Ontario.
●	Shareholder approval authorizing future share consolidations to occur prior to June 9, 2022.

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the thirteen weeks ended May 1, 2021, is set out below:

(in thousands of dollars)	Thirteen Weeks Ended
	May 1, 2021 ($)	May 2, 2020 ($)
Consulting fees, salaries and benefits – key management	313	319
Director fees	114	114
Share based payments - key management and directors (1)	198	214
	625	647

(1)	Excludes deferred bonus compensation (cash bonuses earned and yet to be paid out), which totalled $0.7 million as at May 1, 2021 (January 30, 2021: $0.6 million). As at May 1, 2021, the non-current portion of bonus payable totalled $0.3 million (January 30, 2021: $0.3 million).

During the thirteen weeks ended May 1, 2021, a total of 400,000 stock options were granted to the Company’s officers and directors (May 2, 2020: 1,050,000), with an exercise price of $1.23 (May 2, 2020: $0.58 -$0.60), and maturity date of March 23, 2025 (May 2, 2020: April 29, 2024).

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During the thirteen weeks ended May 1, 2021, the following transactions occurred with ACT:

●	$23.6 million in convertible debenture conversions and $0.4 million of coupon interest settlement.
●	Sub-lease rental and management fee charges of $0.1 million were incurred for certain retail locations where the Company has sub- lease arrangements with ACT (May 2, 2020: $Nil).

Debenture related transactions with ACT are described under “Overview of the Company” and “Q1 2021 and Recent Highlights”.

SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

A summary of significant accounting policies applied is included in Note 2 of the Interim Financial Statements, including recent accounting pronouncements of significance or potential significance and management’s evaluation of impact and implementation progress. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of the Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions.

Significant judgments and estimates made by management in the preparation of the Company’s financial information are listed below and are more fully described in Note 6 of the 2020 Annual Financial Statements and Note 2 of the Interim Financial Statements:

●	Unobservable inputs used in the estimation of fair value of convertible debentures and warrants financial instruments;
●	Determination of acquisition date fair values for business combinations;
●	Recoverable amounts and impairment assessments of goodwill, intangible assets, PP&E and lease ROU assets; and
●	Lease liability related estimates for expected lease term and incremental borrowing rate.

FINANCIAL INSTRUMENTS

See Note 11 of the Interim Financial Statements and Note 20 of the 2020 Annual Financial Statements for a discussion of the Company’s financial instruments and risk management.

INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There have been no changes in the Company’s ICFR during the thirteen weeks ended May 1, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P have been designed to provide reasonable assurance that material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding issuing disclosures as required under applicable regulations.

The Company’s ICFR and DC&P, no matter how well designed, can have inherent limitations that may not prevent or detect all misstatements and can provide only reasonable assurance that the objectives of the control systems are met.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks which may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial conditions. A detailed description of the risk factors associated with the Company and its business is contained in the Company’s 2020 AIF and MD&A for the fifty-two weeks ended January 30, 2021, which are available on the Company’s profile on SEDAR at www.sedar.com.

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OUTLOOK

The COVID-19 pandemic has generated both opportunities and challenges for organizations globally, including the Company. In Q1 2021, under continuing lockdown conditions, the Company has been able to continue operating in all of its business lines with minimal disruption. With respect to its retail operations, the Company was able to quickly adapt its business model in ways that protect public health and adopt new methods of servicing its customers such as Spark Fastlane™, online payment, and where permissible under applicable regulations, curbside pick-up and Spark Rapid Delivery services in certain jurisdictions prior to the pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

As a result, of these actions, the Company to date has more than 270,000 Spark Perks™ members. The Spark Perks™ program collects data on consumer purchase behaviors to help the Company better understand the preferences of its customers and is also a robust, Cannabis Act compliant marketing platform which drives customer engagement and offers a tailored experience. This proprietary Retail 2.0 platform provides Fire & Flower’s customers with a convenient, personalized & curated shopping experience, whether online or in- store and has been proven as having the ability to rapidly adapt to changing economic, social and regulatory conditions as customer service models evolve. Leveraging powerful predictive analytics, Fire & Flower and our suppliers can ensure the right products are in the right location to meet customer demand and thereby drive sales and profitability for the Company.

The Company’s Open Fields distribution and wholesale operations continues to be a high performer and sets the Province of Saskatchewan as a testing-ground for private wholesaling and distribution. As the Province continues to open up the cannabis retail market, additional revenue opportunities through sales to external accounts are created, and Open Fields is poised to benefit. Additionally, the Company sees greater margins in the province of Saskatchewan as it is able to capture both wholesale and retail margins.

The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. Hifyre also generates external revenue, and beyond the incumbent licensed producer customers, other customers include marketing, finance and market research groups seeking usable data and analysis. Additionally, the Hifyre™ Digital Retail and Analytics Platform is a white-label Software-as-a-service (SaaS) retail platform that is licensed to regulated cannabis retailers in emerging international markets. Through strategic software alliances the Hifyre™ Digital Retail and Analytics Platform provides a data-driven, shop-in-a-box rollout for retailers.

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